Crescent Capital BDC, Inc.

11100 Santa Monica Blvd., Suite 2000

Los Angeles, CA 90025

August 23, 2024

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549

Attn: David Manion

RE: Crescent Capital BDC, Inc. (814-01132)

Ladies and Gentlemen:

Thank you for your telephonic comments received July 26, 2024 concerning the Annual Report On Form 10-K of Crescent Capital BDC, Inc. (814-01132) (the “Company”) for the fiscal year ended December 31, 2023. For ease of reference, we have summarized your comments below followed by our responses.

Comment 1: Discuss in correspondence how the Company accounts for the unfunded commitments (i.e., are unfunded commitments presented on a gross or net basis within the statement of assets and liabilities). In future reports, disclose the amount of the unrealized appreciation or depreciation of unfunded commitments.

Response: The Company respectively submits that amount of depreciation attributable to the unfunded commitment is included in the estimation of the fair value of the Company’s investments. Further, the amount of appreciation or depreciation on each unfunded commitment is disclosed on the Consolidated Schedule of Investments. More generally, the Company’s exposure to unfunded commitments is disclosed in the financial statements as required under ASC 946 and Regulation S-X.

Note 8 to the financial statements discloses each portfolio position that involves an unfunded commitment in addition to the commitment expiration date and the gross amount of the unfunded commitment, which is the amount of the total commitment pursuant to such portfolio position less the amount of the funded commitment, if any. We do not believe that added fair value disclosure in Note 8 would be helpful to a reader, given that the primary objective is to provide information about the total level of exposure to unfunded commitments, and the duration of each exposure.

Furthermore, the Company confirms that it monitors its exposure to unfunded commitments as disclosed under “Item 7. Management’s Discussion And Analysis Of Financial Condition And Results Of Operations—Financial Condition, Liquidity And Capital Resources.

U.S. Securities and Exchange Commission

August 23, 2024

The Company respectfully submits that further disclosure regarding the Company’s unfunded commitments is neither required by U.S. Generally Accepted Accounting Principles nor necessary to facilitate a reader’s understanding of the information set forth in Note 8.

Comment 2: The Company discloses the volume of its exposure to derivatives (i.e. forwards). Disclose what the frequency of the measurement is – i.e. daily, quarterly, monthly.

Response: The Company discloses the volume of its exposure to derivatives under Note 7 of the financial statements, which is measured on a daily weighted average basis.

The Company will revise this disclosure, beginning in its next 10-Q filing as follows:

“During the [x] months ended [x], 2024 and 2023, the Company’s average USD notional exposure, calculated daily on a weighted average based on the duration of each forward contract, of foreign currency forward contracts was [$x] and [$y], respectively.”

Comment 3: The Company discloses First Eagle Logan JV, LLC as an unconsolidated subsidiary. Please confirm in correspondence that the Company is monitoring compliance with Reg S-X 1.01(w)(2), including the Reg S-X 3-09 and Reg S-X 4-08(g) tests. In future reports, disclose the ownership percentage that the Company owns of First Eagle Logan JV.

Response: The Company confirms that it monitors compliance with Reg S-X 1.01(w)(2), including the Reg S-X 3-09 and Reg S-X 4-08(g) tests, at least quarterly using the most recently available financial information it has access to for each portfolio company investment, including First Eagle Logan JV, LLC.

In the Company’s 10-Q for the periods ended June 30, 2024, the Company disclosed in Note 3 to the Financial Statements its 80% ownership of First Logan JV, LLC and confirms that it will continue to do so in future reports.

Comment 4: The Company’s schedule of investments includes a footnote indicating the Company’s “Investment is not redeemable” with respect to Freeport Financial SBIC Fund LP. Please discuss in correspondence the meaning of this designation and in future financial statements please include additional disclosure so that a shareholder can understand this designation more clearly.

Response: The footnote is included to clarify that the Company’s capital contributions to Freeport Financial SBIC Fund LP are subject to customary restrictions on withdrawal and would instead generally be distributed to the Company only upon monetization by Freeport Financial SBIC Fund LP of its underlying portfolio assets.

The Company will revise this footnote in future reports to state “Capital contributed to this investment is subject to restrictions on withdrawal.”

U.S. Securities and Exchange Commission

August 23, 2024

Comment 5: The Adviser has voluntarily waived its right to receive management fees and income incentive fees on the Company’s investments in GACP II LP, WhiteHawk III Onshore Fund LP and Freeport Financial SBIC Fund LP. WhiteHawk III Onshore Fund LP and GACP II LP are identified as non-control affiliates. Please discuss in correspondence the relationship of these investments to the Company. Are they just portfolio companies or are there other relationships. – i.e. does the affiliation arise only because the Company holds greater than 5% of these entities? Please include any other information relevant to whether these entities are affiliates of the Company under the Investment Company Act of 1940 and U.S. GAAP.

Response: The Company’s investments in GACP II LP, WhiteHawk III Onshore Fund LP and Freeport Financial SBIC Fund LP represent approximately 7.78%, 2.82% and 1.61% of those respective entities. In each case, these investments are investments in third-party managed comingled funds. The Adviser has voluntarily waived its right to receive management fees and income incentive fees because as an investor in these third-party managed funds, the Company bears the management and incentive fees paid by these funds to the third-party managers of these funds.

The Company’s affiliation to the investments in GACP II LP, WhiteHawk III Onshore Fund LP and Freeport Financial SBIC Fund LP arise only because of the Company’s direct investments.

In the case of GACP II LP, the Company’s investment represents more than 5% of the entity.

In the case of WhiteHawk III Onshore Fund LP, while the Company’s investment does not represent more than 5% of the entity, the Company has elected to disclose the entity as a non-controlled affiliate because the portfolio manager of WhiteHawk III Onshore Fund LP (the “WhiteHawk PM”) was also the previous portfolio manager of GACP II LP, in which the Company holds a greater than 5% interest. WhiteHawk PM is a natural person who is not affiliated with the Company or the Company’s Adviser in any other way, and the election to disclose a non-controlled affiliate relationship was made out of prudence. The Company intends to evaluate whether to continue to disclose WhiteHawk III Onshore Fund LP as a non-controlled affiliate in future reports.

Freeport Financial SBIC Fund LP is not considered a non-control affiliate of the Company.

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U.S. Securities and Exchange Commission

August 23, 2024

If you have any questions or comments or require any additional information in connection with the above, please do not hesitate to contact me at (310) 235-5957.

Sincerely,

/s/ Gerhard Lombard
Gerhard Lombard
Chief Financial Officer